UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number: 001-36322

LUMENIS LTD.
 (Translation of registrant’s name into English)

Yokneam Industrial Park, P.O. Box 240, Yokneam 2069204, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 12, 2015, Lumenis Ltd., or Lumenis, announced that the previously reported merger transaction, whereby it was to be acquired by XIO Group, had been consummated. Pursuant to the transaction, Lumenis merged with a wholly- owned, indirect subsidiary of XIO Fund I LP, each ordinary B share, nominal value NIS 0.85 per share, of Lumenis, or ordinary B share, was canceled, entitling the holder thereof to receive $14.00 of cash consideration. The merger transaction was described further in the Proxy Statement dated July 9, 2015 annexed as Exhibit 99.1 to Lumenis’ Report of Foreign Private Issuer on Form 6-K that was furnished to the Securities and Exchange Commission on July 9, 2015.

A copy of the press release announcing the consummation of the merger is attached to this report as Exhibit 99.1.

The information set forth in this Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into Lumenis’ Registration Statements on Form S-8, Registration Nos. 333-148460, 333-189077, 333-196448, and 333-196449, and is to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Lumenis has notified the NASDAQ Global Select Market, or NASDAQ, of the completion of the merger, and trading of Lumenis' ordinary B shares on NASDAQ has ceased.  Lumenis has also requested that NASDAQ file a delisting application on Form 25 with the Securities and Exchange Commission, or SEC, to report the delisting of the ordinary B shares from NASDAQ. Lumenis furthermore expects to terminate the registration of its ordinary B shares under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the closing of the merger.

The following exhibit is furnished together with this Report of Foreign Private Issuer on Form 6-K:

Exhibit No.	Exhibit Title

99.1	Press release entitled “Lumenis and XIO to Complete Merger,” dated October 12, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMENIS LTD. (registrant)

Date: October 13, 2015	By:	/s/ Ido Warshavski
Name: Ido Warshavski
Title: VP, General Counsel & Corporate Secretary